EXHIBIT 99.1

Patent Granted to O₂Micro for System and Method for Controlling Battery Current

GEORGE TOWN, Grand Cayman, Dec. 14, 2020 (GLOBE NEWSWIRE) -- O2Micro® International Limited (NASDAQ Global Select Market: OIIM), a global leader in the design, development and marketing of high-performance integrated circuits and solutions, today announced the grant of a patent for a system and method for controlling battery current.

O2Micro was issued 25 claims under US patent US 10,348,101 B2 for the invention of a system and method for controlling battery current.

This patent applies to a battery system comprised of multiple battery packs, voltage sense circuitry, control circuitry, control switch and current regulation circuitry. This system understands the unique attributes of each battery pack and monitors both current and charging voltage in real time to safely charge and balance battery packs, improve performance and preserve longevity of the battery cells in both conventional and harsh environments.

"This invention enables safe and efficient charging, flexible battery pack pre-conditioning, pack balancing and hot-swap capability to many cordless applications,” said Dr. Guoxing Li, VP of Advanced Technology, O2Micro. “This technology will allow cordless devices ranging from battery powered garden tools, power tools and cordless vacuums to personal transportation, industrial, sustainable energy storage, and medical devices to operate longer and charge more efficiently without adversely affecting battery longevity.   It also supports hot swap and preconditioning capabilities for next generation applications.”

About O2Micro:

Founded in April 1995, O2Micro develops and markets innovative power management components for the Computer, Consumer, Industrial and Automotive markets. Products include Backlighting and Battery Management.

O2Micro, the O2Micro logo, and combinations thereof are registered trademarks of O2Micro. All other trademarks or registered trademarks are the property of their respective owners.

Contact Information:
Daniel Meyberg
O2Micro Investor Relations
ir@o2micro.com

Joe Hassett
Gregory Communications
joeh@gregoryfca.com